Exhibit 1

Level 18, 275 Kent Street
Sydney, NSW, 2000

27 May 2024

Fitch Ratings (Fitch) upgrades ratings for Westpac Banking Corporation (Westpac)

Today Fitch upgraded Westpac’s Long-Term Issuer Default Rating (IDR) by one notch to 'AA-'. The outlook is stable. Fitch also upgraded Westpac’s Short-Term IDR by one notch to 'F1+'.

The upgrade to Westpac’s Long-Term IDR reflects the build-up of buffers by the bank through existing capital instruments to meet APRA’s loss-absorbing capacity requirements.

There has been no change to Westpac’s Viability Rating of ‘a+’ or the Government Support Rating of ‘a’. There is also no change to the ratings assigned by Fitch to Westpac’s rated Tier 2 capital instruments.

For further information:

Hayden Cooper	Jacqueline Boddy
Group Head of Media Relations	Head of Debt Investor Relations
0402 393 619	0448 064 012

This document has been authorised for release by Tim Hartin, Company Secretary.